

May 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.875% Non-Cumulative Preferred Stock, Series G, of FEDERAL AGRICULTURAL MORTGAGE CORPORATION under the Exchange Act of 1934.

Sincerely,